                                                                  EXHIBIT (a)(6)




                         DECEMBER 26, 2003 PRESS RELEASE

                      FOREVER ODD-LOT TENDER OFFER EXPIRES

         (St. Louis, Missouri, December 26, 2003) Forever Enterprises, Inc. (OTC Bulletin Board: FVEN.OB) today announced that its tender offer for the purchase of all shares of its common stock held by persons owning 10 or fewer shares has expired. As of 5:00 p.m., Central Standard Time, on Friday, December 19, 2003, the scheduled expiration date of the tender offer, the Company had accepted for purchase 540 shares of common stock from 54 eligible tendering shareholders (exclusive of those holding their shares in street name) and no shares of common stock from eligible tendering shareholders holding their shares in street name. The Company will pay $10 for each share purchased in the tender offer.

            After giving effect to the purchases pursuant to the tender offer, the Company will have fewer than 300 stockholders of record, and intends to terminate the registration of its common stock under the Securities Exchange Act of 1934 and become a non-reporting company.

            Forever Enterprises, Inc., through its wholly-owned subsidiaries, Forever Network, Inc., Memorial Service Life Insurance Company and Lincoln Memorial Life Insurance Company, owns and operates combination funeral home and cemetery properties, markets and produces multimedia LifeStories(TM), operates an Internet marketing site and operates life insurance companies that principally issue insurance contracts to fund pre-need funeral contracts.

            Contact:
                       Katherine Scannell
                       General Counsel
                       314-719-2296